Exhibit 4
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                                                               Exhibit 4



                             [U.S. INTEC, INC. LOGO]


                               September 21, 1995

Dear Shareholder:


     Your Board of Directors is pleased to inform you that on September 15, 1995, U.S. Intec, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with a wholly-owned subsidiary of GAF Corporation, G-I Holdings, Inc. ("Parent"), and Parent's wholly-owned subsidiary, USI Acquisition Company ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of the Company (the "Shares") for $9.05 net per Share in cash (the "Tender Offer"). The Merger Agreement provides that the Tender Offer, if consummated, will be followed by a merger (the "Merger") pursuant to which Purchaser will be merged with and into the Company. In the Merger, Shares that are not acquired in the Tender Offer will be converted into the right to receive in cash the same price per Share as is paid in the Tender Offer.



     Your Board of Directors has unanimously determined that the Tender Offer and the Merger, taken together, are fair to the shareholders of the Company. Accordingly, your Board of Directors recommends that shareholders accept the Tender Offer and tender their Shares pursuant thereto.


     In arriving at its determination, your Board of Directors considered a number of factors, including the opinion of First Southwest Company, financial advisor to the Company, that the cash consideration of $9.05 net to be paid per Share to the shareholders of the Company pursuant to the Tender Offer and the Merger is fair to such shareholders from a financial point of view. A copy of the opinion is attached as Annex I to the attached Schedule 14D-9.

     Enclosed are Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth in detail the terms and conditions of the Tender Offer and provide instructions on how to tender your Shares. Attached is a copy of the Company's
Schedule 14D-9, as filed today with the Securities and Exchange Commission. The
Schedule 14D-9 describes in more detail the reasons for the Board of Directors' decision to recommend the Tender Offer and the Merger and contains other important information relating to this decision. We urge you to read all these materials carefully.

     Attached as Annex II to the Schedule 14D-9 is an Information Statement required to inform you of the possibility that Parent has certain rights, upon the acquisition of Shares pursuant to the Tender Offer, to designate members of the Company's Board of Directors outside of a general meeting of shareholders.




                                          The Board of Directors
                                          U.S. INTEC, INC.





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